Exhibit 12
Computation of Ratio of Earning to Fixed Charges
(in thousands, except for ratios)

	2001	2002	2003	2004	2005
Fixed Charges

Interest expense	—	—	—	—	421

Interest capitalized during the period	—	—	—	—	—

Portion of rent expense representative of interest	25	36	86	299	375

Total fixed charges	25	36	86	299	796

Earnings

Income from continuing operations before income taxes	(109)	(875)	(4,470)	3,764	6,007

Fixed charges per above	25	36	86	299	796

Less interest capitalized during period	—	—	—	—	—

Total earnings	(84)	(839)	(4,384)	4,063	6,803

Earnings to fixed changes	(3.3)	(23.3)	(50.8)	13.6	8.5

Deficit of earnings to fixed charges	(109)	(875)	(4,470)	—	—